Filed Pursuant to Rule 433

Registration Statement No. 333-218460-01

Relating to Preliminary Prospectus Supplement dated June 12, 2019 and

Prospectus dated June 2, 2017

BOSTON PROPERTIES PRICES $850.0 MILLION OFFERING OF GREEN BONDS

BOSTON, MA, June 12, 2019 – Boston Properties, Inc. (NYSE: BXP), the largest publicly-traded owner and manager of Class A office properties in the United States, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to sell $850.0 million of 3.400% senior unsecured notes due 2029 in an underwritten public offering through BofA Securities, Inc., Jefferies LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., BNY Mellon Capital Markets, LLC, Wells Fargo Securities, LLC, U.S. Bancorp Investments, Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and TD Securities (USA) LLC, as joint book-running managers. The notes were priced at 99.815% of the principal amount to yield 3.422% to maturity. The notes will mature on June 21, 2029, unless earlier redeemed. The offering is expected to close on June 21, 2019, subject to the satisfaction of customary closing conditions.

The estimated net proceeds from this offering are expected to be approximately $841.3 million. BPLP intends to allocate an amount equal to the net proceeds from this offering to the financing and refinancing of recently completed and future “eligible green projects” in the United States.

This is BPLP’s second green bond offering following its initial $1.0 billion green bond offering in November 2018. BPLP currently owns and actively manages more than 21 million square feet of green building projects that have been certified at the two highest LEED certification levels of Gold and Platinum. BPLP actively works to promote its growth and operations in a sustainable and responsible manner and has earned seven consecutive Global Real Estate Sustainability Benchmark (GRESB) “Green Star” recognitions and the highest GRESB 5-star Rating. Over the last 10 years, BPLP has implemented energy conservation projects and other measures in actively managed office buildings that have reduced site energy use intensity by 24% and greenhouse gas emissions intensity by 39%.

Pending the allocation of an amount equal to the net proceeds of the notes to “eligible green projects,” BPLP may use the net proceeds from this offering to repay borrowings outstanding under its unsecured revolving line of credit and/or invest in short-term, interest-bearing, investment-grade securities. Net proceeds allocated to previously incurred costs associated with “eligible green projects” will be available for repayment of debt or other uses.

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BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the Securities and Exchange Commission for more complete information about BPLP and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, Email: dg.prospectus_requests@baml.com; Jefferies LLC, 520 Madison Avenue, New York, New York 10022, Attention: Investment Grade Syndicate Desk, Email: DCMProspectuses@jefferies.com, or by calling (877) 877-0696; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, or by calling (212) 834-6081; and Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, or by calling (866) 718-1649.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Boston Properties (NYSE: BXP) is the largest publicly-held developer and owner of Class A office properties in the United States, concentrated in five markets—Boston, Los Angeles, New York, San Francisco and Washington, DC. The Company is a fully integrated real estate company, organized as a real estate investment trust (REIT), that develops, manages, operates, acquires and owns a diverse portfolio of primarily Class A office space. The Company’s portfolio totals 51.4 million square feet and 196 properties, including eleven properties under construction.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond Boston Properties’ control and could materially affect actual results, performance or achievements. These factors include, without limitation,

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Boston Properties’ ability to satisfy the closing conditions to the pending transaction described above and other risks and uncertainties detailed from time to time in Boston Properties’ filings with the SEC. Boston Properties does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AT THE COMPANY

Mike LaBelle

Executive Vice President

Chief Financial Officer

617.236.3352

Sara Buda

Vice President, Investor Relations

sbuda@bxp.com

617.236.3429

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